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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 333-101399
CUSIP NUMBERS 58505DAD1 55345RAC2

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MQ Associates, Inc.
Full Name of Registrant

Former Name if Applicable

4300 North Point Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MQ Associates, Inc. (“MQ Associates”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 without unreasonable effort or expense due to the inability of management to complete the preparation of the required unaudited interim financial statements for the reasons discussed below.  Prior to the date hereof, MQ Associates filed a Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2004 and a Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. As of the date hereof, MQ Associates still has not filed its Annual Report on Form 10-K or its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and March 31, 2005 due to the inability of management to complete the preparation of the required audited financial statements for the fiscal year for the reasons discussed below.

                As previously disclosed in MQ Associates’ Current Reports on Form 8-K filed on March 30, 2005, May 16, 2005 and June 8, 2005, MQ Associates determined that its historical financial statements for the years ended December 31, 2003, 2002, 2001 and 2000 and each of the quarterly periods ended March 31, June 30 and September 30, 2004, 2003 and 2002 should be restated to correct an error principally relating to the allowance for contractual adjustments and doubtful accounts for patient receivables, and that such financial statements should no longer be relied upon.  The Audit Committee of the Board of Directors of MQ Associates has been engaged in a review of the valuation of the net patient receivables as presented in MQ Associates’ historical financial statements.  The results of the review conducted to date indicate that the allowance for contractual adjustments and doubtful accounts for patient receivables has been understated.  Based on management estimates and advice from its outside advisors, the Audit Committee continues to estimate on a preliminary basis that the allowance for contractual adjustments and doubtful accounts is understated by $35-$40 million in the aggregate as of December 31, 2004, resulting in an overstatement of net patient receivables and a reduction of pre-tax income by the same amount.  In addition, management estimates on a preliminary basis that MQ Associates will record other charges that will have the effect of reducing pre-tax income by $5-$9 million in the aggregate over the five-year period ended December 31, 2004.  Such other charges relate to, among other things, valuation of property and equipment, correction of accrued liabilities and accounting for leases.  The impact of the foregoing adjustments on the provision for income tax is still under review.  The restatement amounts remain subject to change pending completion of the Audit Committee’s review and the preparation of the restated financial statements by MQ Associates, each of which is ongoing.  Until the Audit Committee and its outside advisors have completed their review, (a) it is not feasible for management to complete the preparation of MQ Associates’ financial statements for the year ended December 31, 2004 and file its Annual Report on Form 10-K or for management to complete the preparation of the restated unaudited interim financial statements for the three month and six month periods ended June 30, 2004 that are required to be included in MQ Associates’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, (b) it is not feasible for MQ Associates to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 in a timely manner without unreasonable effort or expense, and (c) except for the information disclosed in response to Part IV, it is not feasible for MQ Associates to make a reasonable estimate of MQ Associates’ results for the quarter ended June 30, 2005 at this time.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Todd W. Latz	(770)	300-0101
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	MQ Associates’ Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a quantitative and narrative explanation of significant changes in selected financial and operating data of MQ Associates for the six months ended June 30, 2005 compared to the six months ended June 30, 2004, see the attached pages.  For all other results of operations data, MQ Associates’ response contained in Part III is incorporated herein by reference because the same explanation given in Part III, including the explanation of the nature of the accounts affected, applies as to why a reasonable estimate of the results for the six months ended on June 30, 2005 and why the anticipated change from the corresponding period for the prior fiscal year cannot be made.

* * * * *

This filing contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, without limitation, statements regarding MQ Associates’ future growth and profitability, growth strategy and trends in the industry in which it operates.  These forward-looking statements are based on MQ Associates’ current expectations and are subject to a number of risks, uncertainties and assumptions.  MQ Associates can give no assurance that such forward-looking statements will prove to be correct.  Among the most important factors that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements are the results of the previously announced consent solicitations, the results of the previously announced investigation by the U.S. Attorney’s Office, the previously announced inquiry by the Securities and Exchange Commission (the “SEC”) or any other future action taken by the SEC or the U.S. Attorney’s Office, uncertainty concerning the amount and timing of patient receivable and other writedowns, the ultimate findings of the Audit Committee’s review (including any new information or additional issues that may arise during the course of such review),  the ability of MQ Associates to negotiate additional extensions of the Restated Limited Waiver and/or obtain a permanent waiver under, and amendment to, the Senior Credit Facility, the reaction of MQ Associates’ other creditors, customers and suppliers to the matters discussed in this report, general economic and business conditions, the effect of healthcare industry trends on third-party reimbursement rates and demand for MQ Associates’ services, limitations and delays in reimbursement by third-party payors, changes in governmental regulations that affect MQ Associates’ ability to do business, actions of its competitors, introduction of new technologies, risks associated with its acquisition strategy and integration costs, and the additional factors and risks contained in its Registration Statement on Form S-4 declared effective on October 14, 2004 as well as other periodic reports filed with the SEC.

MQ Associates, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2005	By	/s/ John G. Haggerty
			Name:	John G. Haggerty
			Title:	Interim Chief Financial Officer and duly authorized representative of the registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT TO FORM 12B-25 OF MQ ASSOCIATES, INC.

MQ Associates has provided select financial and operating data for the six months ended June 30, 2005 and 2004. MQ Associates undertook to provide this information to holders of its debt securities in connection with obtaining consents from the holders of the 12¼% Senior Discount Notes due 2012 of MQ Associates, Inc. and from the holders of the 11 7/8% Senior Subordinated Notes due 2012 of MedQuest, Inc., as described in more detail in the Current Report on Form 8-K filed by MQ Associates with the SEC on July 29, 2005.

The following preliminary selected operating and balance sheet data is unaudited and based on current estimates and therefore is subject to change.

Operational Overview

Gross revenue is recognized for services rendered before reductions for estimated allowance for contractual adjustments and doubtful accounts for patient receivables.  Gross revenue is significantly higher than net revenue because it includes uncollectible amounts.  Net revenue as reflected in the table below represents gross revenue reduced by estimated allowance for contractual adjustments and doubtful accounts for patient receivables, which estimated amounts are under review and the subject of the recently announced restatements.  MQ Associates’ current estimates of the allowance for contractual adjustments and doubtful accounts for patient receivables set forth below reflect refinements of its previously released estimates.  MQ Associates believes gross revenue, net revenue and the number of centers in operation to be useful metrics to allow its investors to understand and measure current trends in its business.  Undue reliance should not be placed on such data because it does not reflect operating and other expense trends and therefore does not measure operating income or net income.

The following table shows gross revenue, net revenue, existing center gross revenue and total centers in operation for the six months ended June 30, 2004 and June 30, 2005  (all of which are preliminary estimates, unaudited and subject to change):

	Six Months Ended June 30
(Dollars in Millions)	2004	2005	% Change

Gross Revenue	$256.6	$300.6	17.1%

Contractual Adjustments and Doubtful Accounts (1)	52.5% - 51.5%	53.6%	N/A

Net Revenue (2)	$121.9 - $124.5	$139.4	12.0% - 14.4%

Existing Center Gross Revenue (3)	$248.8	$271.5	9.1%

Total Centers at end of period (4)	90	96	6.7%

(1)   Represents the estimated allowance for contractual adjustments and doubtful accounts for patient receivables as a percentage of gross revenue.

(2)   Net revenue as reflected in the table above is different than net revenue as previously reported in MQ Associates’ financial statements because historically MQ Associates reflected adjustment for doubtful accounts for patient receivables as an operating expense rather than as a reduction to net revenue.

(3)   Reflects 80 centers defined as those centers open at January 1, 2004 and that are still open as of June 30, 2005.

(4)   Excludes any mobile units and centers operated pursuant to joint ventures and management agreements.

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For the six month period ended June 30, 2005, gross revenue increased 17.1% over the same period in the prior year.  In addition, total center count (excluding mobile units, and those operated under joint ventures and management agreements) has increased to 96 at June 30, 2005.  MQ Associates believes the estimated allowance for contractual adjustments and doubtful accounts for patient receivables as a percentage of gross revenue for the six months ended June 30, 2004 is in a range of 52.5% to 51.5% and it is 53.6% for the six months ended June 30, 2005.

MQ Associates currently believes that the contractual adjustments and doubtful accounts for the six months ended June 30, 2005 have changed from the same period in 2004 due to a combination of factors including, among others:

•      increase in scan volume for lower modalities;

•      increase in patient pay as a percentage of total reimbursement, which has the effect of reducing net collectability since patient payors are historically more difficult to collect from than commercial or governmental payors; and

•      the net effect of changes due to new contracts.

MQ Associates has not specifically quantified the impact of each of these factors and is currently in the process of a more thorough analysis of the factors that affect the contractual adjustment rate.

Selected balance sheet data

As of June 30, 2005, MQ Associates had an available cash bank balance of approximately $6.9 million, an available cash book balance of approximately $3.7 million and approximately $12.4 million of additional borrowing capacity under the Senior Credit Facility as described in Item 1.01 above.  Available cash does not include uncollected funds, other restricted cash and unswept funds.  The cash bank balance is higher than the cash book balance because it does not reflect checks that have been issued but not cashed.  At June 30, 2005, MQ Associates had approximately $350.0 million of total indebtedness outstanding. Interest expense for June 2005 was $3.4 million, which includes accrued balances for unpaid interest on MedQuest’s 11 7/8% senior subordinated notes and discount on MQ Associates’ 12 1/4% senior discount notes.

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